As filed with the Securities and Exchange Commission on April 24, 2025	Registration No. 333 -

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

 _________________________________

FORM F-6

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY

AMERICAN DEPOSITARY RECEIPTS

  ______________

BEIGENE, LTD.

(Exact name of issuer of deposited securities as specified in its charter)

 ______________

N/A

(Translation of issuer’s name into English)

 ______________

Cayman Islands

(Jurisdiction of incorporation or organization of issuer)

 _________________________________

CITIBANK, N.A.

(Exact name of depositary as specified in its charter)

 ______________

388 Greenwich Street

New York, New York 10013

(877) 248-4237

(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

 ______________

Cogency Global Inc.

122 East 42nd Street, 18th Floor

New York, New York 10168

(800) 221-0102

(Address, including zip code, and telephone number, including area code, of agent for service)

 _________________________________

Copies to:

Mitchell S. Bloom, Esq. Edwin M. O’Connor, Esq. Marishka DeToy, Esq. Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 (617) 570-1000	John V. Oyler Chief Executive Officer and Chairman c/o Mourant Governance Services (Cayman) Limited 94 Solaris Avenue, Camana Bay Grand Cayman Cayman Islands KY1-1108 (345) 949-4123	Herman H. Raspé, Esq. Jean-Claude Lanza, Esq. Patterson Belknap Webb & Tyler LLP 1133 Avenue of the Americas New York, New York 10036 (212) 336-2301

 _________________________________

It is proposed that this filing become effective under Rule 466:	☐ immediately upon filing.

☐ on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box: ☒

  _________________________________

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Price Per Unit*	Proposed Maximum Aggregate Offering Price**	Amount of Registration Fee
American Depositary Shares (“ADS(s)”), each ADS representing the right to receive thirteen (13) ordinary shares of BeiGene, Ltd. (the “Company”)	200,000,000 ADSs	$5.00	$10,000,000.00	$1,531.00

*	Each unit represents 100 ADSs.
**	Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of ADSs.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

This Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

ii

PART I

INFORMATION REQUIRED IN PROSPECTUS

Cross Reference Sheet

Item 1.	DESCRIPTION OF SECURITIES TO BE REGISTERED

Item Number and Caption			Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

1.	Name of Depositary and address of its principal executive office		Face of Receipt - Introductory Article.

2.	Title of Receipts and identity of deposited securities		Face of Receipt - Top Center.

Terms of Deposit:

	(i)	The amount of deposited securities represented by one American Depositary Share (“ADSs”)	Face of Receipt - Upper right corner.

	(ii)	The procedure for voting, if any, the deposited securities	Reverse of Receipt - Paragraphs (17) and (18).

	(iii)	The collection and distribution of dividends	Reverse of Receipt - Paragraph (15).

	(iv)	The transmission of notices, reports and proxy soliciting material	Face of Receipt - Paragraph (14); Reverse of Receipt - Paragraph (18).

	(v)	The sale or exercise of rights	Reverse of Receipt – Paragraphs (15) and (17).

	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Face of Receipt - Paragraphs (3) and (6); Reverse of Receipt - Paragraphs (15) and (17).

	(vii)	Amendment, extension or termination of the deposit agreement	Reverse of Receipt - Paragraphs (23) and (24) (no provision for extensions).

	(viii)	Rights of holders of Receipts to inspect the transfer books of the Depositary and the list of holders of ADSs	Face of Receipt - Paragraph (14).

	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Face of Receipt – Paragraphs (2), (3), (4), (6), (7), (9) and (10).

	(x)	Limitation upon the liability of the Depositary	Face of Receipt - Paragraph (8); Reverse of Receipt - Paragraphs (20) and (21).

Item Number and Caption		Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

3.	Fees and charges which may be imposed directly or indirectly on holders of ADSs	Face of Receipt - Paragraph (11).

Item 2.	AVAILABLE INFORMATION	Face of Receipt - Paragraph (14).

The Company is subject to the periodic reporting requirements of the United States Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with, and submits certain reports to, the United States Securities and Exchange Commission (the “Commission”). These reports can be retrieved from the Commission’s internet website (www.sec.gov), and can be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington D.C. 20549.

PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the Form of Amended and Restated Deposit Agreement filed as Exhibit (a)(i) to this Registration Statement on Form F-6 and is incorporated herein by reference.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.	EXHIBITS

(a)(i) Form of Amended and Restated Deposit Agreement, by and among BeOne Medicines Ltd. (the “Company”), Citibank, N.A., as depositary (the “Depositary”), and all Holders and Beneficial Owners of American Depositary Shares issued thereunder. ___ Filed herewith as Exhibit (a)(i).

(a)(ii) Amendment No. 1 to Deposit Agreement, dated as of April 11, 2016, by and among the Company, the Depositary, and all Holders and Beneficial Owners of American Depositary Shares issued thereunder. ___ Filed herewith as Exhibit (a)(ii).

(a)(iii) Deposit Agreement, dated as of February 5, 2016, by and among the Company, the Depositary, and all Holders and Beneficial Owners of American Depositary Shares issued thereunder. ___ Previously filed as exhibit (a)(ii) to Registration Statement on Form F-6 (Reg. No. 333-209044), filed with the Securities and Exchange Commission on March 31, 2016, and incorporated herein by reference.

(b)(i) Form of Amended and Restated Restricted ADS Letter Agreement by and between the Company and the Depositary. ___ Filed herewith as Exhibit (b)(i).

(b)(ii) Form of Amended and Restated Letter Agreement by and between the Company and the Depositary (Listing of BeiGene Shares in Hong Kong). ___ Filed herewith as Exhibit (b)(ii).

(b)(iii) Form of Amended and Restated Supplemental Letter Agreement by and between the Company and the Depositary. ___ Filed herewith as Exhibit (b)(iii).

(b)(iv) Supplemental Letter Agreement, dated as of December 30, 2019, by and between the Company and the Depositary. ___ Filed herewith as Exhibit (b)(iv).

(b)(v) Letter Agreement, dated as of August 2, 2018, by and between the Company and the Depositary (Listing of BeiGene Shares in Hong Kong). ___ Filed herewith as Exhibit (b)(v).

(b)(vi) Restricted ADS Letter Agreement, dated as of July 11, 2016, by and between the Company and the Depositary. ___ Filed herewith as Exhibit (b)(vi).

(c)  Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. ___ None.

(d)  Opinion of counsel for the Depositary as to the legality of the securities to be registered. ___ Filed herewith as Exhibit (d).

(e)  Certificate under Rule 466. ___ None.

(f)  Powers of Attorney for certain officers and directors and the authorized representative of the Company. ___ Set forth on the signature pages hereto.

Item 4.	UNDERTAKINGS

(a)  The Depositary undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of ADSs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)  If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADS thirty (30) days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., acting solely on behalf of the legal entity to be created by the Amended and Restated Deposit Agreement, by and among BeiGene, Ltd., Citibank, N.A., as depositary, and all Holders and Beneficial Owners of American Depositary Shares to be issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 24th day of April 2025.

Legal entity created by the Amended and Restated Deposit Agreement under which the American Depositary Shares registered hereunder are to be issued, each American Depositary Share representing the right to receive thirteen (13) ordinary shares of BeiGene, Ltd.

CITIBANK, N.A., solely in its capacity as Depositary

By:	/s/ Joseph Connor
Name: Joseph Connor
Title: Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, BeiGene, Ltd. certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned thereunto duly authorized, in Grand Cayman, Cayman Islands, on April 24, 2025.

BeiGene, Ltd.

By:	/s/ John V. Oyler
Name: John V. Oyler
Title: Chief Executive Officer and Chairman

POWERS OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of John V. Oyler, Aaron Rosenberg and Chan Lee to act as his/her true and lawful attorney-in-fact and agent, with full power of substitution, for him/her and in his/her name, place and stead, in any and all such capacities, to sign any and all amendments, including post-effective amendments, and supplements to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as s/he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his/her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form F-6 has been signed by the following persons in the following capacities on April 24, 2025.

Signature	Title

/s/ John V. Oyler	Chief Executive Officer and Chairman
John V. Oyler	(Principal Executive Officer)

/s/ Aaron Rosenberg	Chief Financial Officer
Aaron Rosenberg	(Principal Financial Officer)

/s/ Titus Ball	Chief Accounting Officer
Titus Ball	(Principal Accounting Officer)

/s/ Olivier Brandicourt	Director
Olivier Brandicourt

/s/ Margaret Dugan	Director
Margaret Dugan

Signature	Title

/s/ Michael Goller	Director
Michael Goller

/s/ Anthony C. Hooper	Director
Anthony C. Hooper

/s/ Ranjeev Krishana	Director
Ranjeev Krishana

/s/ Alessandro Riva	Director
Alessandro Riva

/s/ Corazon (Corsee) D. Sanders	Director
Corazon (Corsee) D. Sanders

/s/ Xiaodong Wang	Director
Xiaodong Wang

/s/ Qingqing Yi	Director
Qingqing Yi

/s/ Shalini Sharp	Director
Shalini Sharp

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the requirements of the Securities Act of 1933, as amended, BeiGene, Ltd. has duly caused this registration statement to be signed by the following duly authorized representative in the United States on April 24, 2025.

Authorized U.S. Representative

BeOne Medicines USA, Inc.

By:	/s/ Chan Lee
Name: Chan Lee
Title: Senior Vice President, General Counsel

Index to Exhibits

Exhibit	Document	Sequentially Numbered Page

(a)(i)	Form of Amended and Restated Deposit Agreement

(a)(ii)	Amendment No. 1 to Deposit Agreement

(b)(i)	Form of Amended and Restated Restricted ADS Letter

(b)(ii)	Form of Amended and Restated Letter Agreement

(b)(iii)	Form of Amended and Restated Supplemental Letter Agreement

(b)(iv)	Supplemental Letter Agreement

(b)(v)	Letter Agreement

(b)(vi)	Restricted ADS Letter Agreement

(d)	Opinion of counsel to the Depositary